EXHIBIT 28(h)(iii)
FORM OF
EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
     This Agreement is entered into as of the [___]th day of [___], 2010, between Cutwater Investors Services Corp. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Cutwater High Yield Fund, Cutwater Multi-Sector Inflation Protection Fund, Cutwater Investment Grade Bond Fund and Cutwater Municipal Bond Inflation Protection Fund (the “Funds”).
     WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and
     NOW, THEREFORE, the parties agree as follows:
     Fee Reduction/Reimbursement. The Adviser agrees that from September 1, 2010 through August 31, 2011, the Adviser will reduce its compensation and/or reimburse certain expenses for each Fund, to the extent necessary to ensure that total operating expenses, excluding taxes, (any class-specific expenses such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest extraordinary items and brokerage commissions, do not exceed, for all classes of shares of each Fund, 1.15% for the Cutwater High Yield Fund, 0.85% for the Cutwater Multi-Sector Inflation Protection Fund, 0.85% for the Cutwater Investment Grade Bond Fund and 0.85% for the Cutwater Municipal Bond Inflation Protection Fund (on an annual basis) of the respective Fund’s average daily net assets.
     Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for a Fund.
     Term. This Agreement shall terminate (i) on August 31, 2011; (ii) upon the termination of the Adviser as investment adviser to one or more Funds; or (iii) at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
     Executed as of the date first set forth above.

CUTWATER INVESTORS SERVICES CORP.

By:
Name:	Clifford Corso
Title:	President

FUNDVANTAGE TRUST, on behalf of the Funds

By:
Name:	Joel Weiss
Title:	President